Mini City, LLC

Statements of Cash Flows

(Unaudited)

	For the year ended December 31, 2019	For the year ended January 31, 2018
Cash flows from operating activities:		
Net loss	$ (9,548)	$ -
Changes in operating assets and liabilities:		
Net cash used in operating activities	(9,548)	-
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Members' capital contribution	13,632	89
Net cash provided by financing activities	13,632	89
Net cash increase for period	4,084	89
Cash at beginning of period	89	-
Cash at end of year	$ 4,173	$ 89

Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -

13,721